FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

4th Quarter 2006

  In Mexico during the fourth quarter, we added 231 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total at year-end to 1.8 million services, an increase of 76.5% compared with 2005. During 2006, we doubled the speed for Infinitum, integrated new multi-service packages with preferred rates and improved service levels by extending the capabilities of our world-class technological platform. These high-speed services now can be offered on 93.7% of TELMEX's network.

  Billed line equivalents of 64 Kbps for data transmission rose 15.9% compared with the previous year totaling 2.3 million. In particular, penetration has increased through the offer of VPNs (Virtual Private Networks), allowing our customers to optimize their operating costs and management of their data networks by having access to higher-quality service levels.

  The capacity to generate economic resources has allowed TELMEX to grow in Mexico and expand internationally. The commitment of the Company is reflected in our investment levels, customer service and ongoing pursuit of operating efficiency improvement. In the last 16 years, TELMEX has applied technological modernization to increase domestic coverage and further penetrate the market with better telecommunications services. In this period, we have invested the equivalent of 27.692 billion dollars in telecommunications infrastructure in Mexico. This investment generates a multiplying effect in the Mexican economy as it provides telecommunications services to 22 thousand 801 communities that comprise 90.6% of the population.

  In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services, and in the case of local service, as it publicly known, the applied mechanism results in not charging interconnection fees. In the fixed line business, we compete with operators that are mainly focused on high-income segments A and B. In these segments our market share is approximately 66%. At the same time, we have made a commitment to provide telecommunications services nationwide. As a result, we are the only fixed line operator in the country with a presence in socio-economic segments C-, D and E. At December 31, 2006, TELMEX had 18 million 251 thousand lines in service with a market share of 24% in Mexico, where there are more than 76 million fixed and mobile customers.

  At TELMEX, we continue enhancing our service offerings and modernizing the telecommunications platform. Our efforts extend to rural areas. The initiatives optimize the required investment and reduce operating expenses. This allows us to offer voice, data and Internet services to more than 21 thousand 341 communities, benefiting more than 21 million inhabitants.

  Another positive step for consumers in 2006 was the further reduction in the number of local calling areas. In Mexico the number of calling areas is now 397, below the total of 2 thousand 200 that existed in 1998. The average size of each local area now is 4 thousand 948 Km2, with an average of 260 thousand inhabitants. That compares with the United States of America, where there are 25 thousand local calling areas that average 375 Km2 and fewer than 12 thousand inhabitants.

  Based on the strategy to assure line profitability, in the quarter, TELMEX disconnected 377 thousand prepaid lines, bringing the total to 864 thousand prepaid disconnections for the full year that had payment problems or were not producing revenues. The application of this strategy along with the disconnection of lines that pay rent resulted in a reduction of 351 thousand in the quarter and 124 thousand for the full year. At December 31, 2006, there were 18 million 251 thousand lines in service.

  During 2006, we continued our efforts to evolve the revenue mix from mostly single voice and data services to a greater proportion of multi-service packages. At the end of the year, there were more than 2.5 million basic packages and 465 thousand multi-service packages. "Línea Más Negocio" was launched in February 2005 and had 536 thousand services at December 31, 2006. At the same time, "Línea Hogar," launched in February 2006, had 361 thousand services. Both represent examples of products with good acceptance. Outgoing and incoming international long distance traffic increased 1.5% and 15.8%, respectively, compared with the same quarter of 2005. For the twelve months, outgoing and incoming international long distance traffic increased 4.8% and 31.8%, respectively.

  On November 4, 2006, Mexican regulatory authorities established domestic and international calling party pays. In the fourth quarter, domestic and international calling party pays caused domestic long distance traffic to decrease 1.2% compared with the same period of 2005. Calling party pays traffic increased 221 million minutes in the quarter. Domestic and international calling party pays revenues totaled 534 million pesos in the quarter.

  In Brazil, the main revenue generators continued to increase. At Embratel, line equivalents of 64 Kbps increased 34.5%, local service access 31.6% and domestic long distance traffic increased 20.2%. The Triple Play service that was introduced in March 2006 through Net Serviços serves 181.9 thousand customers.

  During the quarter we followed through with the tender offer for shares of Embartel Participaçoes ("Embratel Holdings"), reaching ownership of 97.4% at February 8, 2007. This is an example of TELMEX's commitment to develop markets in other countries that have growth potential in the region and generate value for our shareholders. Additionally, in Colombia we reached an agreement to acquire TV Cable and Cable Pacífico, both cable TV companies, which will allow us to integrate a triple play offer in that country. In Peru, we are in the process of acquiring Boga, a cable TV company that serves Lima and Chiclayo. These operations further strengthen our presence in the region and complement our service offerings.

  In the fourth quarter, consolidated revenues reached 44.8 billion pesos, 1.7% higher than the same period of 2005, while revenues in Mexico totaled 33.1 billion pesos, almost the same amount as last year since we did not increase rates for the sixth consecutive year. In Brazil, revenues totaled 2.1 billion reais in the quarter, 6.9% higher than the same quarter of the previous year. In the other Latin American operations total revenues were the equivalent of 102.7 million dollars, 13.1% more than in 2005.

  Consolidated EBITDA (1) totaled 17.7 billion pesos, a decrease of 11.5% due to an increase in interconnection expenses in Mexico reflecting the introduction of domestic and international calling party pays; a charge of 201 million pesos in the fourth quarter of 2005 related to an agreement with a data operator that reduced uncollectables; and a charge of 222 million reais related to income tax contingencies for incoming long distance services; and for non-recurring additional payments related to ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) tax. The EBITDA (1) margin was 39.5%, 5.9 percentage points lower than 2005, and operating income totaled 11.6 billion pesos.

  Majority net income in the quarter was 13.8% lower than the same period of the previous year. Earnings per share were 37 Mexican cents, a decrease of 5.1% compared with the same period of last year and earnings per ADR were 67 US cents, an increase of 1.5%, compared with the fourth quarter of 2005. In 2006, majority net income totaled 28.5 billion pesos, 4.9% lower than in 2005.

  For the year consolidated net debt (3) increased the equivalent of 1.199 billion dollars to a year-end total of 7.519 billion dollars.

  Consolidated capital expenditures (Capex) was equivalent to 2.009 billion dollars for 2006. Share repurchases totaled 23.789 billion pesos for the full year.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Recent Events

Cash tender offer for shares of Embratel

On November 6, 2006, the initial period for the cash tender offer for common and preferred shares of Embratel Partiçpacoes ("Embratel Holdings") expired. As a result of the tender offer, TELMEX acquired 90.3% of the preferred shares (including 79% of the preferred shares represented by ADSs) and 26.5% of the common shares of Embratel Holdings. Through its subsidiaries, at year-end 2006 TELMEX owned 95.9% of all preferred shares, 98.0% of all common shares and 97.0% of all common and preferred shares, taken as a whole, of Embratel Holdings. As of February 12, 2007, as a result of purchases during the initial offering period and subsequent purchases, TELMEX increased its ownership in Embratel Holdings to approximately 96.8% of the preferred shares, 98.0% of the common shares and 97.4% of the total number of common and preferred shares, taken as a whole.

Acquisition of TV Cable and Cable Pacífico in Colombia

On December 4, 2006, TELMEX announced agreements with the controlling partners of TV Cable and the controlling partners of Cable Pacífico for TELMEX to acquire 100% of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. ("TV Cable") and 97.5% of TV Cable del Pacífico S.A. E.S.P. ("Cable Pacífico").

TV Cable offers cable TV, Internet and voice over IP services and has been in operation for 20 years. The company operates in Bogota and Cali. Cable Pacífico operates in nine states, and its main operation is in Medellin. Both transactions are subject to regulatory approvals and other conditions established in the agreements.

Acquisition of Boga

Further applying the regional growth strategy while staying within our strategic range of products and services, TELMEX is in the process of acquiring Boga, a cable TV company in Peru. This company mainly operates in the cities of Lima and Chiclayo.

Amendments to TELMEX's Bylaws

On December 5, 2006, TELMEX announced that at its Extraordinary Shareholders' Meeting, held in accordance with requirements established in the current Mexican Securities Law, shareholders approved amendments to its bylaws that adjust the integration, organization and operation of its corporate bodies. The amended bylaws are available in www.telmex.com in the Investor Relations section.

Consolidated Income Statements

Revenues: In the fourth quarter, consolidated revenues increased 1.7%, mainly due to the increases in domestic long distance, Internet and corporate networks revenues of 8.2%, 8.9% and 10.9%, respectively, as well as the 17.6% increase in other revenues, comprised primarily of Yellow Pages and Tiendas TELMEX (TELMEX stores). In contrast, local service revenues and international long distance revenues decreased 7.9% and 5.7%, respectively. For the twelve months, revenues totaled 175 billion pesos, an increase of 0.9% compared with 2005.

Costs and expenses: Costs and expenses increased 9.4%, mainly due to the increase in interconnection charges in Mexico from the introduction of domestic and international calling party pays but also reflecting the fourth-quarter 2005 agreement with a data operator that decreased uncollectables by 201 million pesos as well as the recognition of 222 million reais of income tax contingencies related to incoming international long distance traffic and for additional payments related to ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) tax at Embratel. For the full year, costs and expenses totaled 126.7 billion pesos, 4.2% higher than in 2005.

EBITDA (1) and operating income: EBITDA (1) totaled 17.7 billion pesos in the fourth quarter, a decrease of 11.5% compared with the same period of 2005. The EBITDA margin was 39.5%. Operating income totaled 11.6 billion pesos, 15.3% lower than the fourth quarter of 2005. For the twelve months, EBITDA (1) totaled 72.9 billion pesos and operating income totaled 48.3 billion pesos.

Comprehensive financing cost: Comprehensive financing cost generated a credit of 224 million pesos in the quarter, this resulted from: i) a net interest charge of 667 million pesos due to a non-recurring gain of 603 million reais due to a favorable resolution from Brazil's Supreme Court regarding Embratel's income tax, offset by a recognized provision related to income tax from incoming international long distance traffic of 306 million reais, and a recognition of an impairment in Chile of 27 million dollars, ii) a net exchange loss of 145 million pesos from the fourth-quarter's exchange rate appreciation of 0.1747 pesos per dollar, partially offset by the 6.5 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.08 pesos per dollar) and the 272 million dollars in dollar-reais hedges (weighted average exchange rate: 2.4944 reais per dollar), and iii) a gain in the monetary position of 1 billion pesos.

Majority net income: Majority net income in the fourth quarter totaled 7.401 billion pesos, 13.8% lower than the same period of the previous year. Earnings per share were 37 Mexican cents, and earnings per ADR were 67 US cents. For the twelve months, majority net income totaled 28.534 billion pesos, a decrease of 4.9% compared with the same period of last year.

Free cash flow: At December 31, resources provided by operating activities totaled 55.785 billion pesos, of which 23.789 billion pesos were used in share repurchases, 8.948 billion pesos in dividend payments and the rest in several investments.

Investments: In 2006, consolidated capital expenditures (capex) was the equivalent of 2.009 billion dollars, of which 78.4% was used for growth projects in the voice, data and transport infrastructure, 18.1% for operational support projects and operating needs, and 3.5% for social telephony.

Debt: Gross total debt at December 31 was the equivalent of 9.263 billion dollars, an increase of 771 million dollars from a year ago. Consolidated net debt (3) increased in the year to the equivalent of approximately 1.199 billion dollars, totaling 7.519 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Repurchase of shares: For the twelve months, the company used 23.789 billion pesos to repurchase its own shares. During the quarter 1.976 billion pesos were used to repurchase 134 million 489 thousand shares.

Mexico Operating Results

Lines in service

The capacity to generate economic resources has allowed TELMEX to grow in Mexico and expand internationally. The commitment of the Company is reflected in our investment levels, customer service and ongoing pursuit of operating efficiency improvement. In the last 16 years, TELMEX has applied technological modernization to increase domestic coverage and further penetrate the market with better telecommunications services. In this period, we have invested the equivalent of 27.692 billion dollars in telecommunications infrastructure in Mexico. This investment generates a multiplying effect in the Mexican economy as it provides telecommunications services to 22 thousand 801 communities that comprise 90.6% of the population.

In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services, and in the case of local service, as it publicly known, the applied mechanism results in not charging interconnection fees. In the fixed line business, we compete with operators that are mainly focused on high-income segments A and B. In these segments our market share is approximately 66%. At the same time, we have made a commitment to provide telecommunications services nationwide. As a result, we are the only fixed line operator in the country with a presence in socio-economic segments C-, D and E. At December 31, 2006, TELMEX had 18 million 251 thousand lines in service with a market share of 24% in Mexico, where there are more than 76 million fixed and mobile customers.

At TELMEX, we continue enhancing our service offerings and modernizing the telecommunications platform. Our efforts extend to rural areas. The initiatives optimize the required investment and reduce operating expenses. This allows us to offer voice, data and Internet services to more than 21 thousand 341 communities, benefiting more than 21 million inhabitants.

Another positive step for consumers in 2006 was the further reduction in the number of local calling areas. In Mexico the number of calling areas is now 397, below the total of 2 thousand 200 that existed in 1998. The average size of each local area now is 4 thousand 948 Km2, with more than 260 thousand inhabitants. That compares with the United States of America, where there are 25 thousand local calling areas that average 375 Km2 and fewer than 12 thousand inhabitants.

Based on the strategy to assure line profitability, in the quarter, TELMEX disconnected 377 thousand prepaid lines, bringing the total to 864 thousand prepaid disconnections for the full year that had payment problems or were not producing revenues. The application of this strategy along with the disconnection of lines that pay rent resulted in a reduction of 351 thousand in the quarter and 124 thousand for the full year. At December 31, 2006, there were 18 million 251 thousand lines in service.

Local traffic

During the fourth quarter, local traffic decreased 2.2% compared with the same period in 2005, with a total of 6.491 billion local calls. Local traffic volume has been affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. For the twelve months, total local traffic was 26.575 billion calls, 0.4% lower than the same period of the previous year.

On the other hand, the measured service packages "Línea Más Negocio," launched in February 2005, reached 536 thousand services and "Línea Hogar," launched a year later, totaled 361 thousand services at year-end. These packages have allowed evolving the mix of revenues from single voice and data services to multi-service packages with monthly fixed revenues.

Long distance traffic

Domestic long distance (DLD) decreased 1.2% compared with the fourth quarter of 2005, totaling 4.424 billion minutes. A significant factor was the introduction of domestic calling party pays, which reached 136.9 million minutes in the quarter. If this effect were eliminated, domestic long distance would have increased 1.9%.

In the quarter, outgoing and incoming international long distance (ILD) traffic maintained its growth trend due to the introduction of packages. Increases of 1.5% and 15.8% compared with the same period a year earlier brought total minutes to 455 million and 1.809 billion, respectively. The incoming-outgoing ratio was 4. For the full year, international outgoing traffic totaled 1.876 billion minutes and incoming international traffic totaled 7.037 billion minutes, for increases of 4.8% and 31.8%, respectively.

Domestic and international long distance packages totaled 1.6 million customers at year-end, 32.4% more than in 2005.

Interconnection

In the fourth quarter, interconnection traffic increased 17.4%, totaling 10.339 billion minutes. Calling party pays traffic increased 19.9% due to the introduction of domestic and international calling party pays in November 2006. If we eliminate this effect, calling party pays traffic would have increased 6.9%. Traffic from local and international operators increased 12.9%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 32.5%. For the full year, interconnection traffic totaled 39 billion minutes, an increase of 12.1%.

Internet and Corporate networks

In Mexico during the fourth quarter, we added 231 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total at year-end to 1.8 million services, an increase of 76.5% compared with 2005. The growth of Internet services has been supported by the sale of PC's that has made TELMEX the number one retailer of PC's in Mexico for two consecutive quarters. During 2006, we doubled the speed for Infinitum, integrated new multi-service packages with preferred rates and improved service levels by extending the capabilities of our world-class technological platform. These high-speed services now can be offered on 93.7% of TELMEX's network.

Billed line equivalents of 64 Kbps to corporate customers increased 15.9% compared with the previous year, reaching 2.3 million. In particular, penetration of these services has increased through the offer of VPNs (Virtual Private Networks), allowing our customers to optimize their operating costs and management of their data networks by having access to higher quality service levels.

Mexico Financial Results

Revenues: Revenues in the fourth quarter totaled 33.1 billion pesos, a level similar to that in the same period of the previous year, due the increases of 12.7% in revenues of Internet access, 11% in interconnection revenues because of the introduction of domestic and international calling party pays, and 25.1% in other revenues, mainly comprised by Yellow Pages and Tiendas TELMEX (TELMEX Stores), partially offset by the rate reduction in real terms of local and long distance, as well as the introduction of packages that decreased the revenue per unit but increased traffic. For the twelve months, total revenues were 128.3 billion pesos, 1.1% lower than the same period of 2005.

  Local: Local revenues totaled 13.7 billion pesos in the fourth quarter, a decrease of 4.2%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.4% and 1.2%, respectively, and the decrease of public telephony traffic due to competition from both cellular companies and other fixed telephony operators. For the twelve months, local revenues totaled 56.1 billion pesos, a decrease of 3.3% compared with 2005.

  DLD: DLD revenues totaled 4.1 billion pesos in the fourth quarter, 8.7% lower than the fourth quarter of 2005 due to a 7.6% decrease in the average revenue per minute in real terms and the introduction of domestic calling party pays, which reduced domestic long distance traffic and transferred it to interconnection traffic. For the twelve months, DLD revenues totaled 17.5 billion pesos, a decrease of 3.8%.

  ILD: In the fourth quarter, ILD revenues totaled 2.4 billion pesos, a decrease of 4.6% compared with the fourth quarter of 2005. Revenues from outgoing traffic declined 12.4% to 1.5 billion pesos due to the 13.7% decrease in the average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. Incoming international long distance revenues totaled 1 billion pesos, an increase of 10.6%. For the twelve months, ILD revenues totaled 10.1 billion pesos, a decrease of 0.6%.

  Interconnection: In the fourth quarter, interconnection revenues increased 11% to 4.8 billion pesos compared with the same period of 2005, due to the introduction of domestic and international calling party pays. If we eliminate this effect, interconnection revenues would have decreased 1.3%, because of the 10% reduction of the calling party pays rate which was not offset by the increase in traffic. For the twelve months, interconnection revenues totaled 17.4 billion pesos, a decrease of 4%.

  Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 2.6 billion pesos, a decrease of 10.4% compared with the same period of 2005. This reduction was due to more competition and a decrease in margins in this market segment, which now includes more than twenty service providers. For the twelve months, corporate networks revenues totaled 10.8 billion pesos, essentially flat with the 2005 level.

  Internet: Revenues from services related to the Internet platform rose 12.7% in the fourth quarter, or 2.5 billion pesos, due to the increase in the number of broadband customers. For the twelve months, Internet revenues totaled 9.6 billion pesos, an increase of 12.9% compared with the same period of the previous year.

Costs and expenses: In the fourth quarter, total costs and expenses were 21 billion pesos, an increase of 1.4%. This increase was due to higher interconnection costs (domestic and international calling party pays). If this effect were eliminated, costs and expenses would have decreased 1.5% as a result of cost control initiatives, as well as lower depreciation and amortization charges. For the twelve months, total costs and expenses were 80.5 billion pesos, 2.2% lower than the same period of 2005.

  Cost of sales and services: In the fourth quarter, cost of sales and services decreased 2.2%, totaling 7.6 billion pesos due to lower maintenance expenses and to the initiatives that were carried out to optimize resource use, offsetting the increase in the cost of computers driven by higher sales. For the twelve months, costs of sales and services totaled 30 billion pesos, a decrease of 2%.

  Commercial, administrative and general: Commercial, administrative and general expenses increased 1.7% to 5 billion pesos in the fourth quarter due to an increase in uncollectables as a result of the fourth-quarter 2005 agreement with a data operator that decreased the uncollectables charge by 201 million pesos. For the twelve months, commercial, administrative and general expenses totaled 19.5 billion pesos, an increase of 1.6%.

  Transport and interconnection: In the fourth quarter, transport and interconnection costs totaled 3.9 billion pesos, an increase of 17.3% compared with the same period of 2005 due to the introduction of domestic and international calling party pays. For the twelve months, transport and interconnection costs totaled 12.9 billion pesos, similar to 2005.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.2% to 4.4 billion pesos compared with the same period of 2005, due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years. For the twelve months, depreciation and amortization decreased 8%, totaling 18.1 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 16.7 billion pesos in the fourth quarter, a decrease of 3.3% compared with the same period of last year. The EBITDA margin was 50.4%, a decrease of 1.6 percentage points compared with the fourth quarter of 2005. Operating income totaled 12.3 billion pesos, 3% lower than the fourth quarter of 2005, and the operating margin was 37.1%. For the twelve months, EBITDA (1) totaled 65.8 billion pesos with a margin of 51.3%, and operating income totaled 47.8 billion pesos with a margin of 37.2%.

Investments: In Mexico, total capital expenditures (capex) were 1.166 billion dollars, of which 74.9% was used for growth and modernization projects for the voice, data and transport infrastructure, 19.3% for operational support projects and operating needs, and 5.8% for social telephony.

Debt: At December 31, total debt was the equivalent of 8.013 billion dollars, an increase of 213 million dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 697 million dollars to a total of 6.603 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Latin America Financial Results

Brazil

In Brazil, efforts have been focused on consolidating Embratel's position in the data business for the commercial segment and increase local service offerings for the residential segment, resulted in an increase of 34.5% of billed line equivalents and an increase in local customers of 31.6% compared with the fourth quarter of 2005. At December 31, the company provided Net Fone services through Net's infrastructure to 181.9 thousand customers. Local and domestic long distance traffic showed increases of 27.1% and 20.2% in the quarter, respectively, compared with the same period of 2005. For the full year, local traffic and domestic long distance traffic increased 39.4% and 16.2%, respectively.

In the fourth quarter, revenues from the operations in Brazil totaled 2.082 billion reais, 6.9% higher than the same quarter of the previous year. Higher revenues were mainly due to the 10.4% increase in the data business, to the 19.2% increase in local services, and the 5.5% increase in domestic long distance. For the twelve months, revenues totaled 8.220 billion reais, 6.9 % higher than last year.

During the quarter, Embratel recognized income tax contingencies related to incoming international long distance for 222 million reais, as well as an additional charge regarding ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge related to the ICMS tax was approximately 632 million reais for the full year. This effect, along with higher costs related to an increase in sales and charges related to the Telecommunications Service Universal Fund (FUST), generated costs and expenses in the quarter of 2.210 billion reais, an increase of 17.7% compared with the fourth quarter of the previous year.

EBITDA (1) totaled 154 million reais in the fourth quarter and 1.155 billion reais for the twelve months. Operating income had losses of 62 million reais in the quarter and for the full year, operating income totaled 57 million reais. If the non-recurring effects were eliminated, EBITDA (1) and operating income would have been 468 million reais and 252 million reais, respectively in the quarter.

Argentina

In the quarter, revenues from the operations in Argentina totaled 91.6 million Argentinean pesos, an increase of 8.5% compared with the same period of the previous year due to increases in revenues of 19.4% in the corporate and Internet businesses, 5.3% in long distance and 25% in the local services, offset by the decrease in interconnection revenues with other operators. Operating costs and expenses totaled 99.7 million Argentinean pesos in the quarter, an increase of 9.8% due to the increase in network maintenance costs and advertising expenses to expand the customer base. In the quarter, EBITDA (1) totaled 7 million Argentinean pesos with a margin of 7.7%. The operating loss was 8.1 million Argentinean pesos in the quarter.

Colombia

In Colombia, revenues totaled 54.511 billion Colombian pesos in the fourth quarter, 52.4% higher than the same period of 2005. Higher revenues were mainly due to the integration of sites of several corporate customers and the integration of Superview (a cable TV company) since November 2006 that contributed with 7.876 billion Colombian pesos. Costs and expenses increased 62.8%, totaling 43.186 billion Colombian pesos, mainly due to the incorporation of Superview that contributed with 8.245 billion Colombian pesos and to the 17.2% increase in transport and interconnection expenses for additional services. Operating income totaled 11.325 billion Colombian pesos compared with operating income of 9.239 billion Colombian pesos in the year-ago fourth quarter, an increase of 22.6%. The operating margin was 20.8%. EBITDA (1) totaled 20.570 billion Colombian pesos with a margin of 37.7%, compared with EBITDA (1) of 16.053 billion Colombian pesos in the same period of the previous year.

Chile

In the fourth quarter, revenues totaled 16.625 billion Chilean pesos, an increase of 0.5% compared with the same period of 2005. Revenues from the corporate networks and Internet and local service businesses increased 15% and 42.6%, respectively, compared with the same quarter of 2005. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 5.7%, compared with the fourth quarter of the previous year.

Costs and expenses in the fourth quarter totaled 18.277 billion Chilean pesos, an increase of 13.3% compared with the same period of 2005. Costs of sales and services increased 27.8% due to the increase in network maintenance costs related to growth in local services and to the 6.1% increase in transport and interconnection costs. In the quarter, there was an operating loss of 1.652 billion Chilean pesos compared with operating income of 413 million Chilean pesos in the same period of the previous year. EBITDA (1) in the quarter totaled 1.817 billion Chilean pesos with a margin of 10.9%.

Peru

From October to December, total revenues were 55.3 million New Soles, an increase of 7.4% compared with the same period of 2005. The data business, which represents 34.3% of revenues, increased 22.6%. Voice business revenues were flat compared with the previous year since the 27.9% increase in lines in service offset the decrease in interconnection revenues with other operators. In the quarter, costs and expenses grew 8.8% due to the increase of 7.9% in transport and interconnection costs compared with 2005. Operating income in the quarter totaled 0.9 million New Soles compared with 1.5 million New Soles in the same period of 2005. EBITDA (1) in the fourth quarter totaled 13 million New Soles with a margin of 23.5% compared with EBITDA (1) of 13.9 million New Soles in the same period of 2005.

Consolidated Relevant Figures

(millions of Mexican constant pesos as of December, 2006 unless otherwise indicated)

					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.

Revenues	Ps.	44,751	Ps.	43,988	1.7	Ps.	175,006	Ps.	173,505	0.9
EBITDA (1)		17,666		19,954	(11.5)		72,854		77,846	(6.4)
EBITDA margin (%)		39.5		45.4	(5.9)		41.6		44.9	(3.3)
Operating income		11,603		13,699	(15.3)		48,291		51,847	(6.9)
Operating margin (%)		25.9		31.1	(5.2)		27.6		29.9	(2.3)
Net income		7,401		8,585	(13.8)		28,534		30,006	(4.9)
Earnings per share (pesos)		0.37		0.39	(5.1)		1.41		1.36	3.7
Earnings per ADR (dollars) (2)		0.67		0.66	1.5		2.60		2.39	8.8
Outstanding shares (millions)		20,203		22,045	(8.4)		20,203		22,045	(8.4)
Equivalent ADRs (millions) (2)		1,010		1,102	(8.4)		1,010		1,102	(8.4)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Consolidated Income Statements

Consolidated Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Local	Ps.	14,815	Ps.	16,081	(7.9)	Ps.	60,428	Ps.	62,252	(2.9)
Domestic long distance		9,790		9,051	8.2		40,205		39,335	2.2
International long distance		3,137		3,328	(5.7)		13,234		14,025	(5.6)
Interconnection		5,068		4,872	4.0		18,365		19,586	(6.2)
Corporate networks		5,539		4,994	10.9		22,693		20,324	11.7
Internet		3,228		2,963	8.9		12,296		11,071	11.1
Others		3,174		2,699	17.6		7,785		6,912	12.6
Total		44,751		43,988	1.7		175,006		173,505	0.9

Costs and Expenses
Cost of sales and services		9,066		9,490	(4.5)		35,799		36,064	(0.7)
Commercial, administrative and general		9,640		7,303	32.0		35,035		29,174	20.1
Transport and interconnection		8,379		7,241	15.7		31,318		30,421	2.9
Depreciation and amortization		6,063		6,255	(3.1)		24,563		25,999	(5.5)
Total		33,148		30,289	9.4		126,715		121,658	4.2

Operating income		11,603		13,699	(15.3)		48,291		51,847	(6.9)

Comprehensive financing cost
Net interest		667		1,380	(51.7)		4,440		4,000	11.0
Exchange loss, net		145		1,776	(91.8)		1,639		3,762	(56.4)
Monetary gain, net		(1,036)		(932)	11.2		(2,453)		(2,109)	16.3
Total		(224)		2,224	NA		3,626		5,653	(35.9)

Income before tax and employee profit sharing		11,827		11,475	3.1		44,665		46,194	(3.3)

Provisions for income tax and employee profit		4,331		2,922	48.2		16,061		15,359	4.6
sharing
Income before equity in results of affiliates and
minority interest		7,496		8,553	(12.4)		28,604		30,835	(7.2)
Equity in results of affiliates		137		133	3.0		458		69	563.8
Minority interest		(232)		(101)	129.7		(528)		(898)	(41.2)

Majority net income	Ps.	7,401	Ps.	8,585	(13.8)	Ps.	28,534	Ps.	30,006	(4.9)

EBITDA (1)	Ps.	17,666	Ps.	19,954	(11.5)	Ps.	72,854	Ps.	77,846	(6.4)

EBITDA margin (%)		39.5		45.4	(5.9)		41.6		44.9	(3.3)
Operating margin (%)		25.9		31.1	(5.2)		27.6		29.9	(2.3)

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	4th quarter

TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004	3.0620	(0.27)%
Techtel	Argentina	100.0	April 19, 2004	May 1, 2004	3.0620	(0.27)%
Metrored	Argentina	100.0	June 30, 2004	July 1, 2004	3.0620	(0.27)%
Embratel*	Brazil	97.4	July 23, 2004	August 1, 2004	2.1380	1.54%
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004	532.3900	(0.41)%
TELMEX Corp. (Chilesat)	Chile	99.7	June 8, 2004	July 1, 2004	532.3900	(0.41)%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,238.7900	0.37%
Superview	Colombia	99.2	October 31, 2006	October 31, 2006	2,238.7900	0.37%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.1970	0.05%

* Includes TELMEX do Brasil and Net.

Consolidated Balance Sheets
[ milions of Mexican constant pesos as of December, 2006]

		December		December
		2006		2005
Assets
Cash and short-term investments	Ps.	16,151	Ps.	24,715
Other current assets		44,506		34,322
Plant, property and equipment, net		156,903		160,334
Other assets		11,540		8,019
Goodwill		9,142		8,716
Projected net asset		19,173		23,934
Deferred taxes		6,617		6,163
Total assets	Ps.	264,032	Ps.	266,203

Liabilities and stockholders' equity
Short-term debt and current portion of long-term debt	Ps.	12,551	Ps.	15,541
Other current liabilities		37,936		32,153
Long-term debt		88,192		81,312
Labor obligations		2,273		2,124
Deferred taxes		17,124		16,510
Total liabilities		158,076		147,640
Stockholders' equity
Majority stockholders' equity		103,212		107,983
Minority interest		2,744		10,580
Total stockholders' equity		105,956		118,563
Total liabilities and stockholders' equity	Ps.	264,032	Ps.	266,203

DEBT
(millon dollars, except where indicated)

	MEXICO	EMBRATEL	LATAM	CONSOLIDATED
By maturity
Short-term debt	801	309	44	1,154
Long-term debt	7,212	854	43	8,109
Total Debt	8,013	1,163	87	9,263

By type of rate (without swaps)
Floating rate	4,670	466	8	5,144
Fixed rate	3,343	697	79	4,119
Total Debt	8,013	1,163	87	9,263

By type of rate (with swaps)
Floating rate	3,170	466	8	3,644
Fixed rate	4,843	697	79	5,619
Total Debt	8,013	1,163	87	9,263

By type of currency (without hedges)
Foreign	6,827	1,159	20	8,006
Local	1,186	4	67	1,257
Total Debt	8,013	1,163	87	9,263

Cash and equivalents	1,410	313	21	1,744

Net Debt	6,603	850	66	7,519

Hedges by rate
Fixed rate (%)	8.544			8.544
Amount (millon pesos)	16,310			16,310

Hedges by currency
Dollar to peso	6,505			6,505
Dollar to Reais		272		272
Strike price (local currency)	11.0794	2.4944

Consolidated Free (4) and Net Cash Flow
(millions of Mexican constant pesos as of December, 2006)

		December 2006

Majority Net Income	Ps.	$28,534

+ Depreciation and amortization		24,563
+ Items not requiring the use of resources		2,688

Resources provided by operating activities		55,785

-Working capital		2,737
-Investment in the telephone plant		21,967
-Investment in affiliated companies and marketable securities		13,795
-Inventories for the operation		461
Free cash flow		16,825

Resources used:
-Purchase of company's own shares		23,789
-Dividend payments		8,948
-Financing amortizations		15,193

Resources provided:
+ New financing		24,045

Net cash flow	Ps.	(7,060)

(4) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Operating Results

						% Inc. vs.
	4Q 2006	3Q 2006	2Q 2006	1Q 2006	4Q 2005	4Q 2005

Lines in service (thousand units)	18,251	18,601	18,552	18,650	18,375	(0.7)
Prepaid lines	1,213	1,545	1,698	1,976	1,868	(35.1)
Lines with monthly rent	17,038	17,056	16,854	16,674	16,507	3.2

Connections	352	379	401	444	497	(29.2)
Disconnections	703	331	498	168	258	172.5
Gain	(351)	48	(97)	276	239	NA

Penetration (%)
Digital services	44.2	43.7	42.9	41.9	41.4	2.8
Free voice mail (Buzón TELMEX)	50.6	50.3	49.8	49.8	49.3	1.3

Packages (thousand units)
Paquete TELMEX	465	457	385	271	156	198.1
Lada 100 (Domestic+International)	1,626	1,576	1,440	1,306	1,216	33.7

Local traffic (million units)
Local calls	6,491	6,734	6,698	6,653	6,638	(2.2)
Interconnection minutes	10,339	10,090	9,549	9,015	8,807	17.4

Long distance traffic (million minutes)
Domestic long distance	4,424	4,672	4,500	4,374	4,478	(1.2)
International long distance
(incoming and outgoing)	2,265	2,276	2,255	2,117	2,011	12.6

Billed line equivalents 64kbps (thousands)	2,330	2,217	2,140	2,113	2,011	15.9
Internet (thousands)	2,660	2,492	2,323	2,237	2,116	25.7
Prodigy (Dial-up)	837	900	949	1,024	1,082	(22.6)
Infinitum (ADSL)	1,823	1,592	1,374	1,213	1,033	76.5
Penetration (%)	16.7	15.7	14.8	14.4	13.8	2.9

Mexico Financial Results
Mexico Income Statements
[ millions of Mexican constant pesos as of December, 2006]					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Local	Ps.	13,735	Ps.	14,342	(4.2)	Ps.	56,140	Ps.	58,062	(3.3)
Domestic long distance		4,136		4,529	(8.7)		17,524		18,222	(3.8)
International long distance		2,405		2,520	(4.6)		10,134		10,197	(0.6)
Interconection		4,815		4,336	11.0		17,400		18,130	(4.0)
Corporate networks		2,602		2,903	(10.4)		10,753		10,752	0.0
Internet		2,529		2,245	12.7		9,574		8,479	12.9
Others		2,859		2,286	25.1		6,742		5,907	14.1
Total		33,081		33,161	(0.2)		128,267		129,749	(1.1)

Costs and Expenses
Cost of sales and services		7,591		7,761	(2.2)		30,039		30,660	(2.0)
Commercial, administrative and general		4,945		4,861	1.7		19,534		19,229	1.6
Transport and interconnection		3,878		3,305	17.3		12,876		12,818	0.5
Depreciation and amortization		4,393		4,586	(4.2)		18,062		19,634	(8.0)
Total		20,807		20,513	1.4		80,511		82,341	(2.2)

Operating income	Ps.	12,274	Ps.	12,648	(3.0)	Ps.	47,756	Ps.	47,408	0.7

EBITDA (1)	Ps.	16,667	Ps.	17,234	(3.3)	Ps.	65,818	Ps.	67,042	(1.8)

EBITDA margin (%)		50.4		52.0	(1.6)		51.3		51.7	(0.4)
Operating margin (%)		37.1		38.1	(1.0)		37.2		36.5	0.7

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]
					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,474	Ps.	14,218	(5.2)	Ps.	55,595	Ps.	57,779	(3.8)
LADA interconnection		1,053		1,102	(4.4)		4,463		4,395	1.5
Interconnection with operators		469		255	83.9		1,619		1,481	9.3
Interconnection with cellular		3,784		4,042	(6.4)		15,117		16,561	(8.7)
Other		2,301		2,629	(12.5)		9,342		9,256	0.9
Total		21,081		22,246	(5.2)		86,136		89,472	(3.7)

Costs and expenses
Cost of sales and services		5,850		5,576	4.9		21,843		22,672	(3.7)
Commercial, administrative and general		4,231		3,841	10.2		16,791		15,808	6.2
Interconnection		2,834		3,174	(10.7)		11,360		12,503	(9.1)
Depreciation and amortization		2,680		3,121	(14.1)		11,974		13,101	(8.6)
Total		15,595		15,712	(0.7)		61,968		64,084	(3.3)

Operating income	Ps.	5,486	Ps.	6,534	(16.0)	Ps.	24,168	Ps.	25,388	(4.8)

EBITDA (1)	Ps.	8,166	Ps.	9,655	(15.4)	Ps.	36,142	Ps.	38,489	(6.1)

EBITDA margin (%)		38.7		43.4	(4.7)		42.0		43.0	(1.0)
Operating margin (%)		26.0		29.4	(3.4)		28.1		28.4	(0.3)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]
					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,952	Ps.	4,309	14.9	Ps.	17,678	Ps.	17,335	2.0
International long distance		2,239		2,184	2.5		8,927		8,902	0.3
Total		7,191		6,493	10.8		26,605		26,237	1.4

Costs and expenses
Cost of sales and services		1,350		1,394	(3.2)		5,367		5,635	(4.8)
Commercial, administrative and general		1,287		1,426	(9.7)		5,423		5,390	0.6
Interconnection to the local network		1,803		968	86.3		4,800		3,870	24.0
Depreciation and amortization		529		655	(19.2)		2,381		2,687	(11.4)
Total		4,969		4,443	11.8		17,971		17,582	2.2

Operating income	Ps.	2,222	Ps.	2,050	8.4	Ps.	8,634	Ps.	8,655	(0.2)

EBITDA (1)	Ps.	2,751	Ps.	2,705	1.7	Ps.	11,015	Ps.	11,342	(2.9)

EBITDA margin (%)		38.3		41.7	(3.4)		41.4		43.2	(1.8)
Operating margin (%)		30.9		31.6	(0.7)		32.5		33.0	(0.5)
			%
Brazil Operating Indicators	4Q 2006	4Q 2005	Inc.

Domestic long distance minutes	3,901	3,245	20.2
(millions)
International long distance minutes
(millions)	502	501	0.2
Line equivalents of 64 kbps ( thousands)	2,244	1,669	34.5
Access to local service (thousands)	941	715	31.6

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil
			%	12 months	12 months	%
	4Q 2006	4Q 2005	Inc.	2006	2005	Inc.
(millions of historic Brazilian reais)

Revenues	$2,081.8	$1,947.7	6.9	$8,220.2	7,689.0	6.9
EBITDA	153.5	356.7	(57.0)	1,154.6	1,727.8	(33.2)
EBITDA margin (%)	7.4	18.3	(10.9)	14.0	22.5	(8.5)
Operating Income	(61.9)	110.7	NA	56.7	664.0	(91.5)
Operating margin (%)	(3.0)	5.7	NA	0.7	8.6	(7.9)

Argentina
			%	12 months	12 months	%
	4Q 2006	4Q 2005	Inc.	2006	2005	Inc.
(millions of historic Argentinean pesos)

Revenues	$91.6	$84.4	8.5	$349.2	300.8	16.1
EBITDA	7.0	(1.1)	NA	34.2	30.8	11.0
EBITDA margin (%)	7.7	(1.4)	NA	9.8	10.2	(0.4)
Operating Income	(8.1)	(6.4)	NA	(17.5)	1.0	NA
Operating margin (%)	(8.8)	(7.5)	NA	(5.0)	0.3	NA

Colombia

			%	12 months	12 months	%
	4Q 2006	4Q 2005	Inc.	2006	2005	Inc.
(millions of historic Colombian pesos )

Revenues	$54,510.9	$35,769.4	52.4	$184,403.9	112,842.5	63.4
EBITDA	20,570.3	16,052.7	28.1	79,087.1	44,857.6	76.3
EBITDA margin (%)	37.7	44.9	(7.2)	42.9	39.8	3.1
Operating Income	11,324.9	9,238.7	22.6	46,192.9	21,582.0	114.0
Operating margin (%)	20.8	25.8	(5.0)	25.0	19.1	5.9

Chile
			%	12 months	12 months	%
	4Q 2006	4Q 2005	Inc.	2006	2005	Inc.
(millions of Chilean constant pesos as of December, 2006)

Revenues	$16,624.6	$16,546.4	0.5	$66,171.2	66,310.6	(0.2)
EBITDA	1,816.7	3,142.2	(42.2)	10,057.0	13,392.4	(24.9)
EBITDA margin (%)	10.9	19.0	(8.1)	15.2	20.2	(5.0)
Operating Income	(1,652.1)	412.6	NA	(1,129.3)	2,702.2	NA
Operating margin (%)	(9.9)	2.5	NA	(1.7)	4.1	NA

Peru

			%	12 months	12 months	%
	4Q 2006	4Q 2005	Inc.	2006	2005	Inc.
(millions of historic New Soles)

Revenues	$55.3	$51.5	7.4	$212.5	185.0	14.9
EBITDA	13.0	13.9	(6.5)	57.8	45.4	27.3
EBITDA margin (%)	23.5	27.1	(3.6)	27.2	24.5	2.7
Operating Income	0.9	1.5	(40.0)	8.3	(1.3)	NA
Operating margin (%)	1.6	3.0	(1.4)	3.9	(0.7)	NA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2007.	TELEFONOS DE MEXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: Telefonos de Mexico, S.A. de C.V. - Telmex press release 4TH quarter 2006